

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

December 20, 2011

Via E-Mail

Rod J. Howard, Esq.
Wilmer Cutler Pickering Hale and Dorr, LLP
950 Page Mill Road
Palo Alto, CA 94304

    Re: **Advanced Analogic Technologies Incorporated**
            Schedule TO filed on December 9, 2011
            Filed by Skyworks Solutions, Inc. and Powerco Acquisition Corp.
            File No. 5-81524

Dear Mr. Howard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

General

1. We note that the target company, AATI, has not filed its most recent quarterly report on Form 10-Q for the quarter ended September 30, 2011. Please advise and disclose whether AATI has provided you with any financial information for that quarter that is not publicly available. We may have further comment.

Summary Term Sheet, page 1

2. We note your statement that "neither we nor Skyworks is responsible for the accuracy or completeness of" the information provided by AATI in the Offer

to Purchase. You may not disclaim responsibility for disclosure appearing in your offering document. Please revise as appropriate.

3. Please revise to estimate the number of shares required to be tendered in order to satisfy the Minimum Condition.

Background of the Offer, page 20

4. Please revise your background discussion to explain the reasons that Skyworks reduced its offer price from $6.13 in cash and stock to $5.80 in cash.

Purpose of the Offer and the Merger, page 35

5. Please revise to disclose the substance of Section 5.3(b) of the Amended Merger Agreement. In this regard, please also revise the "Background of the Offer" section to discuss the parties' reasons for including this new provision.

Conditions of the Offer, page 53

6. We note the bidders' right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Minimum Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders' views on this issue and whether or not waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

7. You state that any condition may be waived by Skyworks "in whole or in part at any time and from time to time." All conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer. Please revise this language to clarify.

8. Please refer to the second-to-last paragraph relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively

waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- each bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions